SECURITI  ON

06002168

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NUMBER

8- 47508

RECEIVED

JAN 2 7 2006

185

REPORT FOR THE PERIOD BEGINNING _____01/01/05_____ AND ENDING_____12/31/05_____
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
    MANAGED INVESTMENTS, INC.
ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

_____1265 MONTECITO AVENUE, SUITE 104_____
                                              (No. and Street)

MOUNTAIN VIEW   CALIFORNIA   94043
         (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
    JAMES H. WILLIAMS   (415) 492-8975
                                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

    CLARIDAD & CROWE
                              (Name – *if individual, state last, first, middle name*)

101 LARKSPUR LANDING CIRCLE, SUITE 311   LARKSPUR   CALIFORNIA   94939
         (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____WILLIAM HAPP_____, swear (or affirm) that, to the best of my knowledge and belief the   mpanying financial statement and supporting schedules pertaining to the firm of _____MANAGED INVES   NTS, INC._____ , as of _____DECEMBER 31_____, 20__05___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
PRESIDENT
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JURAT

State of California

County of _Santa Clara_

Subscribed and sworn to (or affirmed) before me on

this _19th_ day of _January_ ,20 _06_ ,

by _William Happ_

personally known to me or proved to me on the basis of satisfactory
evidence to be the person(s) who appeared before me.

ROSA ROJAS
Commission # 1622330
Notary Public - California
Santa Clara County
My Comm. Expires Dec 13, 2009

(seal)   Signature _Rosa Rojas_

CLARIDAD & CROWE

Certified Public Accountants
A Partnership of Professional Corporations

101 Larkspur Landing Circle, Suite 311, Larkspur, CA 94939
Telephone (415) 464-8999
Facsimile (415) 464-9009

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Managed Investments, Inc.
Mountain View, California

We have audited the statement of financial condition of Managed Investments, Inc. (a California corporation) as of December 31, 2005, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Managed Investments, Inc., as of December 31, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 11 through 14 is presented for purposes of additional analysis and is not part of the basic financial statements. The additional information is required by Rule 17a-5 of the Securities Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material aspects in relation to the basic financial statements taken as a whole, and in conformity with the rules of the Securities and Exchange Commission.

Claridad & Crowe
CERTIFIED PUBLIC ACCOUNTANTS

January 20, 2006

MANAGED INVESTMENTS, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2005

ASSETS

Cash and cash equivalents	$	18,415
Other assets		10,674
Equipment, net of accumulated depreciation of $ 6,839		3,482
	$	32,571

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Deferred income taxes	$	1,784
Total liabilities		1,784

Stockholder's equity

Common stock, par value of $.01 per share,	
100 shares authorized, issued and outstanding	1
Additional paid in capital	14,000
Retained earnings	16,786
Total stockholder's equity	30,787
	$ 32,571

See notes to financial statements.

4

MANAGED INVESTMENTS, INC.

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2005

REVENUES

Commissions	$	61,240
Interest		18
		61,258

EXPENSES

Compensation		40,948
Professional fees		10,981
Regulatory fees		2,139
Other operating expenses		17,609
		71,677
LOSS BEFORE INCOME TAXES		(10,419)
INCOME TAX BENEFIT		890
NET LOSS	$	(9,529)

MANAGED INVESTMENTS, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the Year Ended December 31, 2005

| | Common Stock | | Additional Paid-in | Retained | |
	No.	Amount	Capital	Earnings	Total
Balance, December 31, 2004	100	$ 1	$ 14,000	$ 26,315	$ 40,316
Net loss				(9,529)	(9,529)
Balance, December 31, 2005	100	$ 1	$ 14,000	$ 16,786	$ 30,787

See notes to financial statements.

MANAGED INVESTMENTS, INC.

STATEMENT OF CASH FLOWS

For the Year Ended December, 2005

CASH FLOWS FROM OPERATING ACTIVITIES

Net loss	$ (9,529)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	1,468
Change in assets and liabilities:	
(Increase) in accounts receivable	11,608
Decrease in other assets	(1,034)
(Decrease) in deferred income taxes	(1,690)
Net adjustments	10,352
Net cash provided by operating activities	823

CASH FLOWS FROM INVESTING ACTIVITIES

Cash payments for purchase of equipment	(2,423)
Net cash used by investing activities	(2,423)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(1,600)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	20,015
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 18,415

SUPPLEMENTAL DISCLOSURE INFORMATION

Income taxes paid	$ 800
Interest paid	0

MANAGED INVESTMENTS, INC.

NOTES TO FINANCIAL STATEMENTS

For theYear Ended December 31, 2005

NOTE A – Summary of Significant Accounting policies

General

     Managed Investments, Inc. (the Company), a California corporation, was incorporated on April 7, 1994, and registered as a broker-dealer under the Securities Exchange Act of 1934 in August, 1994. The Company commenced securities transactions in September, 1994. The Company engages in the brokerage of mutual funds.

Accounting

     These financial statements are prepared using the accrual method of accounting.

Statement of Cash Flows

     For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Regulatory Requirements

     The Company is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(i) of that rule.

Securities Transactions

     Commission revenue consists primarily of mutual fund (12b-1) fees earned during 2005.

Equipment

     Equipment purchases greater than $500 are recorded at cost. Maintenance and repairs are expensed as incurred. Depreciation is computed using the straight-line method over the estimated useful life (5 years) of the asset.

MANAGED INVESTMENTS, INC.

NOTES TO FINANCIAL STATEMENTS

For theYear Ended December 31, 2005

NOTE A – Summary of Significant Accounting Policies (Continued)

Income Taxes

Deferred income taxes are provided for differences in timing or reporting income for financial statements and income tax purposes. The principal differences relate to differences in recognizing revenues and expenses (cash basis for tax purposes) and in depreciation methods.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE B – Income Taxes

The income tax benefit consists of the following:

Currently payable:	
Federal	$ 0
State	800
	800
Deferred:	
Federal	(1,690)
	$ (890)

The Company's deferred tax assets and liabilities and deferred tax valuation allowance at December 31, 2005, are as follows:

Deferred tax assets	$ 789
Deferred tax liabilities	(2,573)
Deferred tax asset valuation allowance	0
	$ (1,784)

The Company has net operating loss carryforwards for income tax purposes expiring as follows:

Federal	$ 1,411 expiring 2023 and $ 209 in 2025
California	$ 5,388 expiring 2013

MANAGED INVESTMENTS, INC.

NOTES TO FINANCIAL STATEMENTS

For theYear Ended December 31, 2005

NOTE C – Retirement Plan

The Company maintains a combined profit-sharing and money purchase pension plan for the benefit of all eligible employees. The Company contributions are based on the employee's annual compensation. Contributions to the profit-sharing plan are at the discretion of the Board of Directors to a maximum of 15% of eligible compensation. The required contribution to the money purchase pension plan is 10%. For 2005, contributions totaling $ 3,750, for the profit-sharing plan and $ 2,500, for the money purchase pension plan are included in compensation in the statement of operations.

NOTE D – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2005, the Company's net capital is $18,397, which is $13,397, in excess of the minimum amounts required. The Company's ratio of aggregate indebtedness to net capital at December 31, 2005 was 0 to 1.0.

The rule provides that equity capital may not be withdrawn, subordinated debt may not be repaid and cash dividends may not be paid if the resulting net capital would be less than the amounts required under the rule.

ADDITIONAL INFORMATION

MANAGED INVESTMENTS, INC.

COMPUTATION OF NET CAPITAL

December 31, 2005

NET CAPITAL
    Stockholder's equity $ 30,787

    Less nonallowable assets:
      Other assets   (10,674)
      Furniture and equipment, net   (3,482)
      Add allowable credits: Deferred income taxes   1,784

        (12,372)

      Net capital before haircut on money market funds   18,415

    Haircut on money market funds   (18)

NET CAPITAL $ 18,397

AGGREGATE INDEBTEDNESS
    Items included in statement of financial condition $ 0

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS
    Minimum net capital requirement
    (6-2/3 % of aggregate indebtedness) $ 5,000

    Net capital in excess of minimum requirement $ 13,397

    Ratio of aggregate indebtedness to net capital   0 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION
    (Included in Part II of Form X-17A-5 as of December 31)

    Net capital, as reported in Company's
    Part II (unaudited) FOCUS report $ 18,397

    Net capital as reported herein $ 18,397

    Aggregate indebtedness as reported in Company's
    Part II (unaudited) FOCUS report $ 0

    Aggregate indebtedness, as reported herein $ 0

MANAGED INVESTMENTS, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3

December 31, 2005

An exception from Rule 15c3-3 is claimed, based on Section (k)(2)(ii). All customer transactions are processed in accordance with Rule 15c3-1(a)(2).

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

December 31, 2005

Not applicable.

CLARIDAD & CROWE

Certified Public Accountants
A Partnership of Professional Corporations

101 Larkspur Landing Circle, Suite 311, Larkspur, CA 94939
Telephone (415) 464-8999
Facsimile (415) 464-9009

January 20, 2006

Board of Directors
Managed Investments, Inc.
Mountain View, California

We have audited the financial statements of Managed Investments, Inc., for the year ended December 31, 2005, and have issued our report thereon dated January 20, 2006. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary to express an opinion on the financial statements.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Managed Investments, Inc., that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-5(g)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Since the Company does not maintain customer accounts and does not handle securities, we have not made a study of the practices and procedures (including tests of compliance with such practices and procedures) relevant to the objectives stated in rule 17a-5(g) for (1) making the quarterly securities examinations, counts verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures as referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss

13

Board of Directors
Managed Investments, Inc.
January 20, 2006
Page Two

from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any system of internal accounting control of the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projections of any evaluation of the system to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the degree of compliance with procedures may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Managed Investments, Inc., taken as a whole. Our study and evaluation disclosed no condition that we believed to be of material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives and nothing came to our attention that would indicate the Company had not complied with the condition of its exception under rule 15c3-3 during the year then ended.

This report is intended solely for the use of management and the Securities and Exchange Commission and other regulatory agencies pursuant to their requirements and should not be used for any other purpose.

CERTIFIED PUBLIC ACCOUNTANTS